CENTER COAST CORE MLP FUND I, LLC

1600 Smith, Suite 3800

Houston, TX 77002

December 16, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Center Coast Core MLP Fund I, LLC – Registration Statement on Form N-2

(File No. 333-195699)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), Center Coast Core MLP Fund I, LLC (the “Fund”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form N-2 (File No. 333-195699), together with all exhibits thereto, initially filed on May 5, 2014 (collectively, the “Registration Statement”).

The Fund has determined not to pursue the public offering of its units to which the Registration Statement relates at this time. The Registration Statement has not been declared effective by the Commission and no securities have been or will be sold pursuant to the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Fund requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Fund will remain a registered investment company under the Investment Company Act of 1940 and may continue to conduct private placements of its units pursuant to Rule 506 under the Securities Act.

Please send copies of the written order granting withdrawal of the Registration Statement to William H. Bauch, Chief Financial Officer of the Fund, at the above-mentioned address, facsimile number (713) 759-1401, with a copy to Michael K. Hoffman, Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, 4 Times Square, New York, NY 10036, facsimile number (917) 777-3406.

Center Coast Capital Advisors LP

1600 Smith Suite 3800 Houston, TX 77002 Phone 713.759.1400 Fax 713.759.1401 centercoastcap.com

If you have any questions with respect to this matter, please contact Kevin Hardy of Skadden, Arps, Slate, Meagher & Flom LLP at (312) 407-0641

Sincerely,

CENTER COAST MLP FUND I, LLC

William H. Bauch

Chief Financial Officer

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